Filed by New ICO Global Communications Holdings Ltd.
                           Pursuant to Rule 425 under the Securities Act of 1933

                           Subject Companies: ICO-Teledesic Global Limited, Teledesic Corporation

                           Commission File No. 333-46230-1


We urge you to read the Prospectus filed by New ICO Global Communications Holdings with the Securities Exchange Commission on September 20, 2000, as part of a Registration Statement on Form S-4 because it contains important information. The Prospectus will be sent to stockholders of New ICO, ICO-Teledesic Global Limited and Teledesic Corporation in connection with the solicitation of their approval of the proposed mergers of ICO-Teledesic Global Limited with New ICO and Teledesic Corporation with a subsidiary of New ICO.

You may obtain a free copy of the Registration Statement on Form S-4 (File No. 333-46230-1) and other documents filed by the companies with the Commission at the Commission's web site at www.sec.gov. The Registration Statement may also be obtained from the Commission's public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549 or at one of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The Registration Statement may also be obtained from New ICO by contacting New ICO Global Communications Holdings Ltd., Broadband Center, 1445 120th Avenue, NE, Bellevue, WA 98005, Attention: Barbara Worlein.

New ICO fast facts

The company
New ICO, formerly ICO Global Communications, is developing a medium-Earth-orbit satellite system designed to supply affordable communications services to both mobile and fixed users around the world. Building on the mobile voice capabilities of its existing design, New ICO will offer a family of satellite wireless services, including wireless Internet and other packet-data services. The company will serve a broad range of markets, including vertical industries such as maritime and oil and gas; governmental agencies; individual consumers; and small and medium-sized businesses that lack adequate broadband or voice services. New ICO is a private company based in London.


Timeline

January 1995    Company founded as ICO Global Communications

October 1995    Hughes Space and Communications contracted to develop and build satellites

December 1995   Hughes contracted to supply satellite launch services

May 1996        NEC Corporation of Japan wins ICONET contract

November 1996   Satellite launch providers selected .August 1999 Company enters
                Chapter 11 protection

May 2000 New ICO emerges from Chapter 11 after Craig McCaw leads a group of international investors to provide $1.2 billion to acquire the company

2003            Service launch target

Principal shareholders/industrial partners

The controlling shareholder in New ICO is ICO-Teledesic Global Limited, a holding company that controls the satellite interests of cellular communications pioneer Craig McCaw's private investment company, Eagle River Investments LLC. Leading industrial partners of New ICO include Hughes Space and Communications, NEC Corporation of Japan, Hughes Network Systems and Ericsson. ICO's founding shareholders and distribution partners include Korea Telecom of South Korea, SingTel of Singapore, VSNL of India, T-Mobil of Germany, KPN of The Netherlands, British Telecom of the United Kingdom, Telkom Kenya, MTC of Kuwait and Telecom Mexico, among others.

Customers

New ICO's products and services are expected to appeal to a broad range of market segments, including the maritime and transportation industries; governments and international organisations; individuals and businesses in remote locations; and the oil and gas, heavy construction, utility, mining and agricultural industries. ICO will sell directly to some of its customers and aims to reach the rest via satellite communications distributors, cellular network operators, user equipment manufacturers, system integrators and value-added resellers.

Network capacity

The New ICO network will have the capacity to serve millions of global voice and data users. User equipment New ICO user equipment is expected to be smaller, lighter and cheaper than that developed for other mobile satellite systems. Upon full deployment, customers should be able to access handheld mobile services by using an accessory to adapt a standard mobile phone for satellite communications. New ICO also intends to make a range of user equipment available for maritime, vehicular, remote corporate and other specialised applications.

Cost

Prior to entering Chapter 11 protection, ICO Global Communications raised $3.1 billion. Craig McCaw and a group of U.S. and international investors provided $1.2 billion to acquire the New ICO business.

Regulatory approval

New ICO is in the process of obtaining approvals from national and international regulatory authorities covering operation of the system and service provision. The company will benefit from the ITU's GMPCS Memorandum of Understanding, which facilitates the use of satellite phones and their carriage across national borders.

Frequencies

The New ICO system will use the 2 GHz band for user-to-satellite (service) links and 5/7 GHz for satellite-to-Earth station (feeder) links.

Satellites

10 operational in medium Earth orbit, plus two in-orbit spares.

Headquarters

New ICO is based in London with offices in Washington, D.C.; Miami; Singapore; Beijing; Mumbai, India; Dubai; Moscow; Istanbul, Turkey; and Pretoria, South Africa.



Frequently asked questions

New ICO emerges from bankruptcy protection

Why did Craig McCaw acquire a controlling interest in New ICO?

A hallmark of Craig McCaw is that he often sees opportunity where others do not. With New ICO's global, mobile voice and data satellite communications services, he saw a tremendous technology, a flexible system design, a network of strong international partners and a capable team of people that together can deliver on the promise of global mobile telecommunications services.

Is New ICO now a private company?

Yes. New ICO, which was formerly known as ICO Global Communications, became a private company following its emergence from Chapter 11 bankruptcy protection on May 17.

Where will New ICO's headquarters be located?

New ICO's headquarters will remain
in London.

What are New ICO's service offerings?

New ICO will offer mobile voice and a family of satellite wireless services that includes wireless Internet and other packet-data services. New ICO's vision places a large emphasis on data applications, recognising that demand for data services and wireless Internet access is exploding - and will only continue to grow in the future.

How have you changed New ICO to provide these new service offerings?

Once Craig McCaw announced plans to acquire a controlling interest in ICO on November 1, 1999, Teledesic representatives worked closely with ICO and its industrial partners Hughes Space and Communications, Hughes Network Systems, NEC and Ericsson to upgrade large portions of the New ICO ground network. The improvements will enhance the quality of the voice service and enable New ICO to provide high-speed Internet services through its constellation of 10 medium-Earth-orbit satellites and two in-orbit spares.

What markets will New ICO target?

A broad range of markets, including the maritime, aviation, oil and gas, transportation, and construction industries; government agencies; individual consumers; and small and medium-sized businesses that lack adequate broadband or voice services.

When will New ICO launch its next satellite?

The launch schedule has not been finalised. We will disclose additional details on launch as soon as they become available.

When will New ICO services be available?

Service is expected to start in 2003.

What is the relationship between New ICO and Teledesic?

Craig McCaw has proposed a plan to have New ICO and Teledesic join forces to create a global provider of wireless Internet-in-the-Sky(R) satellite communications services. New ICO is proposing to merge into ICO-Teledesic Global Limited, a holding company that controls the satellite assets of Craig McCaw and his private investment company Eagle River Investments LLC. As a result of New ICO's just-completed reorganisation plan, ICO-Teledesic Global is the controlling shareholder in New ICO. This proposal is subject to approval by the New ICO shareholders and various regulatory authorities. The mergers of Teledesic and New ICO into ICO-Teledesic Global has been approved by the boards of directors of ICO-Teledesic Global, Teledesic and New ICO. Under the proposal, New ICO and Teledesic would become wholly owned subsidiaries of ICO-Teledesic Global.

Why is Craig McCaw proposing to bring New ICO and Teledesic together into ICO-Teledesic Global?

In proposing to bring New ICO and Teledesic together, telecommunications pioneer Craig McCaw sees an opportunity to build a global provider of wireless Internet-in-the-Sky(R) satellite communications services. If the merger is completed, ICO-Teledesic Global will be well positioned for the future with a combination of New ICO's wireless Internet and quality voice services and Teledesic's broadband services.

Does this mean that New ICO and Teledesic would be combined operationally?

No. ICO-Teledesic Global is a holding company. New ICO and Teledesic would be wholly owned subsidiaries of ICO-Teledesic Global.

When will shares be publicly traded?

Initially, shares of New ICO will not be publicly traded. Under New ICO's plan of reorganisation, New ICO undertook to use its reasonable best efforts to list its shares on a national stock exchange or NASDAQ by March 31 2001.

Is Indian entrepreneur Subhash Chandra involved in New ICO?

Mr. Chandra is an investor in ICO-Teledesic Global.

Will New ICO impact the Teledesic system design?

Teledesic is looking to take advantage of the work being done by New ICO and is examining how the respective business plans of the two companies might support each other. Along those lines, Teledesic is in the process of evaluating its system to better align it with the New ICO infrastructure and to improve its cost and schedule targets.

Will Teledesic's service date change as a result of Craig McCaw's investments in ICO?

Teledesic will look at its plans with a fresh eye to see if there are ways to take advantage of the work being done by New ICO. Currently, Teledesic's target service date is 2005.

ICO-Teledesic Global - quick facts and frequently asked questions

The company

ICO-Teledesic Global will be a global provider of wireless
Internet-in-the-Sky(R) satellite communications services, including Internet Protocol-based mobile and fixed broadband services.

Services

Building on its core capabilities of high-quality, mobile voice services, New ICO will also offer a family of satellite wireless services, including wireless Internet and other packet-data services. Teledesic will deliver broadband data and value-added services over a global network optimised for the Internet Protocol.

Principal Shareholders

Investors in ICO-Teledesic Global include Eagle River Investments LLC, Craig McCaw's private investment firm; a fund managed by leading equity investor Clayton, Dubilier & Rice Inc.; Microsoft Chairman Bill Gates; Indian media entrepreneur Subhash Chandra; and Burtington Resources Inc., a private investment vehicle of Swiss investors Jack and Philippe Setton.

Merger Plans

ICO-Teledesic Global has proposed mergers of New ICO and Teledesic with ICO-Teledesic Global. The merger of London-based New ICO into ICO-Teledesic Global is subject to approval by the New ICO shareholders as well as regulatory authorities. The boards of directors of ICO-Teledesic Global, Teledesic and New ICO have already approved the mergers of Teledesic and New ICO into ICO-Teledesic Global. The Teledesic merger in ICO-Teledesic Global also remains subject to shareholder and regulatory approvals. Once the mergers are completed, New ICO and Teledesic will be wholly owned subsidiaries of ICO-Teledesic Global.

New ICO Background

New ICO, a private company, acquired the assets of ICO Global Communications (Holdings) Limited, which was established in January 1995 to provide global mobile personal communications services by satellite. The business was renamed New ICO following the successful $1.2 billion ((pound)804 million) McCaw-led acquisition of the ICO group, which was completed in May 2000. New ICO (pronounced "EYE-co") is based in London with offices in Washington, D.C.; Miami; Singapore; Beijing, China; Mumbai, India; Dubai, United Arab Emirates; Moscow, Russia; Istanbul, Turkey; and Pretoria, South Africa. New ICO will begin offering its services worldwide in 2003

Teledesic Background

Telecommunications pioneer Craig McCaw and Microsoft founder Bill Gates are Teledesic's primary founding investors. Strategic investors also include Motorola, Saudi Prince Alwaleed Bin Talal, The Boeing Company and The Abu Dhabi Investment Company. Teledesic is the first licensed satellite communications network that will enable affordable, worldwide access to advanced telecommunications services such as computer networking, broadband Internet access and interactive multimedia. Teledesic (pronounced "tel-eh-DEH-sic") is based in Bellevue, a suburb of Seattle, Washington, with offices in Brussels, Belgium; London, United Kingdom; Madrid, Spain; Munich, Germany; Ottawa, Canada; Riyadh, Saudi Arabia; and Washington, D.C. Its target service date is 2005.

Employees

About 350 worldwide, including New ICO and Teledesic employees.

Timeline

February 9, 2000      ICO-Teledesic Global founded.

May 17, 2000          ICO-Teledesic Global becomes controlling shareholder
                      in New ICO as Craig McCaw leads a successful $1.2 billion ((pound)804 million) acquisition of the company.
                      The finance includes a $500 million investment by Eagle River Investments LLC, McCaw's private investment company. Plans are announced to merge New
                      ICO and Teledesic into ICO-Teledesic Global.

July 11, 2000         ICO-Teledesic Global announces new investment
                      agreements totalling $450 million from Clayton, Dubilier & Rice Inc., a leading private equity investor ($150 million, plus an option to invest up to an additional $200 million at a later date); and Bill Gates, chairman and chief software architect of Microsoft Corporation ($100 million).

July 24, 2000         Wireless and data communications veteran Greg Clarke
                      joins company as chief executive officer.




Teledesic - quick facts and frequently asked questions

The company

Teledesic is building a global, broadband Internet-in-the-Sky(R) network. Using advanced satellite technology, Teledesic and its partners are creating the world's first network to provide affordable, worldwide, "fibre-like" access to telecommunications services such as computer networking, broadband Internet access, interactive multimedia and high-quality voice. On Day One of service, Teledesic will enable broadband connectivity for businesses, schools and individuals everywhere on the planet. The Teledesic Network will accelerate the spread of knowledge throughout the world and facilitate improvements in education, health care and other crucial global issues. Teledesic is a private company based in Bellevue, Washington, a suburb of Seattle.

Timeline

1990         Company founded

1994 Initial system design completed; Federal Communications Commission application filed

1997 FCC licence granted; World Radio Conference designates necessary international spectrum for service

1998         Motorola joins effort to build the Teledesic Network

1999         Teledesic signs major launch contract with Lockheed Martin

2005         Service targeted to begin

Principal shareholders/industrial partners

Teledesic represents the vision of telecommunications pioneer Craig McCaw, the company's chairman. Teledesic's primary investors are McCaw, Bill Gates, Motorola, Saudi Prince Alwaleed Bin Talal, the Abu Dhabi Investment Company and Boeing. Motorola, one of the world's premier communications equipment manufacturers, leads the international industrial team that will develop and deploy the Teledesic Network.

Customers

Teledesic will develop alliances with service partners in countries worldwide, enabling service providers to extend their networks, both in terms of geographic scope and in the kinds of services they can offer. Teledesic will also market services directly to select customers.

Network capacity

The Teledesic Network is designed to support millions of simultaneous users. Multiple manufacturers will offer a family of user equipment to access the network. Using "standard" user equipment, most users will have two-way connections that provide up to 64 mbps on the downlink and up to 2 mbps on the uplink. Higher-speed terminals will offer 64 mbps or greater of two-way capacity. Sixty-four mbps represents access speeds more than 2,000 times faster than today's standard analogue modems.

User equipment

The Teledesic Network's low orbit eliminates the long signal delays normally experienced in satellite communications and enables the use of small, low-power user equipment to send and receive data. The fixed user equipment will mount on a rooftop and connect inside to a computer network or PC.

Cost

End-user rates will be set by service providers, but Teledesic expects rates to be comparable to those of future urban wireline options for broadband service.

Regulatory approval

Teledesic has cleared major regulatory hurdles. In November 1997, the International Telecommunication Union's World Radiocommunication Conference finalised its designation of international radio spectrum for use by non-geostationary fixed satellite services, such as those Teledesic will provide. In March 1997, the U.S. Federal Communications Commission granted Teledesic its licence.

Frequencies

Teledesic will operate in the high-frequency Ka-band of the radio spectrum (28.6 - 29.1 GHz uplink and 18.8 - 19.3 GHz downlink)

Headquarters

Bellevue, Washington. Additional offices in Brussels, Belgium; London, United Kingdom; Madrid, Spain; Munich, Germany; Ottawa, Canada; Riyadh, Saudi Arabia; and Washington, D.C.

Ends.